VIA EDGAR

April 15, 2009

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:	Celeste M. Murphy

Legal Branch Chief

Re:	Strayer Education, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2009
File No. 000-21039

Dear Ms. Murphy:

On behalf of Strayer Education, Inc. (“Strayer” or the “Company”), I respectfully submit below Strayer’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated April 9, 2009 to Robert S. Silberman, Strayer’s Chief Executive Officer. For your convenience, I have set forth below the Staff’s comments to the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) in italics, followed by Strayer’s response thereto.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-based Awards Table, page 17

1.

Please provide a more detailed analysis of how the general policies and procedures described here actually resulted in specific bonus and equity award amounts to the named executive officers in 2008. This analysis should explain, among other things, the reasons for material differences in compensation among the named executive officers. For example, we note that cash bonuses for named executive officers ranged from 75% of base salary to 120% of base salary. We also note that two named executive officers received additional substantial stock awards in 2008 and other named executive officers did not receive such awards. In your response letter, please confirm that you will comply with this comment in future filings and demonstrate how you intend to comply.

You requested further detail on how Strayer’s compensation policies and procedures described in the Proxy Statement were applied in 2008 with respect to material differences in cash bonus amounts and equity awards made to the named executive officers (NEOs).

In the case of 2008 cash bonus awards, as disclosed in the Summary Compensation Table, the material difference from target amounts among NEOs was the bonus payment to Mr. McDonnell, President and COO, at 120% of base salary and the bonus payment to Mr. Brown, Executive VP and CFO, at 100% of base salary. The other NEOs (including the CEO) were paid consistent with the target bonus amount applicable to Senior Vice Presidents and above, which is 75% of such executive’s base salary, as described on page 17 of the Proxy Statement. The Compensation Committee determined to pay bonuses in excess of the target bonus amounts to Messrs. McDonnell and Brown, upon the recommendation of the CEO, in recognition of their individual contributions to the success of the Company in 2008 relative to the other executives. Specifically, Mr. McDonnell’s role in Strayer’s operational achievements and Mr. Brown’s role in the financial success of Strayer in 2008 were determined by the Committee to merit an additional bonus amount.

In the case of 2008 equity awards, the material difference in equity awards among NEOs was an additional grant of restricted stock to each of Mr. Brown and Ms. Hlavinka. Those additional grants were valued at $1,000,000 at the time of the grant as indicated in the Grants of Plan-based Awards table. The Compensation Committee determined to make additional grants to these two individuals, upon the recommendation of the CEO, because they are long-term members of the senior management team that was appointed in 2001 who each have made a disproportionate contribution to the success of the Company over this timeframe. The extraordinary performance of Strayer over the last eight years is disclosed in the Company’s annual report on Form 10-K. (During that period, revenue increased from $78.2 million to $396.3 million, operating income rose from $30.9 million to $126.9 million, and net income went from $21.7 million to $80.8 million. Diluted earnings per share rose from $1.41 to $5.67, resulting in a significant increase in shareholder value.) These grants, each with a five-year vesting period, reflect the Compensation Committee’s determination of the long term importance of these individuals to the Company and coincide with their respective promotions to Executive Vice President.

As noted in the Compensation, Discussion and Analysis section of the Proxy Statement, the Compensation Committee reviews all elements of compensation each year, and makes compensation decisions after reviewing a number of factors, including the short term and long term performance of Strayer. The Compensation Committee, consistent with its charter, maintains the flexibility to make extraordinary equity awards or bonus payments in its discretion.

Strayer hereby confirms that it will comply with this comment in future filings. Strayer confirms that it intends to provide more detailed analysis similar to the explanation above in future filings.

Pursuant to your letter, on behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (703) 247-2500 or John Beckman, at Hogan & Hartson LLP at (202) 637-5464.

Sincerely yours,

/s/ Gregory Ferenbach

Gregory Ferenbach
Senior Vice President and General Counsel

cc:	John Harrington
Robert S. Silberman
Mark Brown
John Beckman